Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ocean Power Technologies, Inc.:

We consent to the use of our report dated July 13, 2012, with respect to the consolidated balance sheets of Ocean Power Technologies, Inc. and subsidiaries as of April 30, 2012 and 2011 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the years in the two-year period ended April 30, 2012, which report appears in the April 30, 2012 Annual Report on Form 10-K of Ocean Power Technologies, Inc. incorporated herein by reference and to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 24, 2013